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                                                                    EXHIBIT 99.4

ASIC GAZETTE            COMMONWEALTH OF AUSTRALIA GAZETTE    ASIC 13/02, TUESDAY
NOTICES UNDER THE                                                  19 MARCH 2002
CORPORATIONS ACT 2001                                                    PAGE 89


                                                                         02/0284

                AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION

            CORPORATIONS ACT 2001 - SUBSECTION 1075A(1) - DECLARATION

Pursuant to subsection 1075A(1) of the Corporations Act 2001 ("Act") and with effect from the commencement of Schedule 1 to the Financial Services Reform Act 2001, the Australian Securities and Investments Commission hereby declares that:

1. Division 4 of Part 7.11 of the Act, and any regulations made for the purposes of that Division, shall apply to the class of financial products referred to in the Schedule as if financial products of that class were Division 4 financial products within the meaning of that Division; and

2. in relation to the application of that Division to that class of financial product, that Division shall apply as if the provisions of that Division were modified or varied by:

      (a) inserting into regulation 7.11.01 the following additional definitions in alphabetical order:

            "ASTC operating rules" means the operating rules of the ASTC as amended from time to time;"; and

            ""CUFS" has the meaning given by the ASTC operating rules;"; and

      (b)   inserting after regulation 7.11.27 the following regulation:

            "7.11.27A CUFS and Issuer's Constitution

            (1) Where CUFS are issued or made available in respect of a financial product admitted to quotation on a financial market:

                  (a) the CUFS are held subject to the terms and conditions on which the depository nominee appointed by the issuer in relation to a class of CHESS approved foreign securities in accordance with the ASTC operating rules holds the securities to which the CUFS relate;

                  (b) the holder of the CUFS is bound by the issuer's constitution as it applies to CUFS such that the

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ASIC Gazette            Commonwealth of Australia Gazette    ASIC 13/02, Tuesday
Notices under the                                                  19 March 2002
Corporations Act 2001                                                    Page 90

                                                                         02/0284

                        issuer may enforce those aspects of the constitution against the holder of the CUFS; and

                  (c) the issuer is bound by its constitution as it applies to CUFS such that the holder of the CUFS may enforce those aspects of the constitution against the issuer.

            (2) Subregulation (1) does not otherwise limit the enforcement of the terms and conditions of the securities to which the CUFS relate or the constitution of the issuer."

                                    SCHEDULE

Equitable interests (referred to as "units") in common (or ordinary) shares of James Hardie Industries N.V. ARBN 097 829 895 (a company incorporated in The Netherlands) ("JHI NV") (such interests being CUFS as defined in the SCH business rules) issued by or on behalf of CHESS Depositary Nominees Pty Limited ABN 75 071 346 506 in respect of common (or ordinary) shares quoted on the financial market operated by Australian Stock Exchange Limited ABN 98 008 624 691 ("ASX") and issued by JHI NV, which is included in the official list of ASX, for the purpose of enabling equitable ownership of the quoted securities to which the units relate to be transferred and settled through the Clearing House Electronic Subregister System of ASX.

Dated the 7th day of March 2002

/s/ Brendan Byrne
-----------------
Signed by Brendan Byrne

as a delegate of the Australian Securities and Investments Commission

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